Exhibit 15.1

August 21, 2019

Dear Generation Income Properties Shareholder,

I wanted to communicate directly with you to discuss the events that are occurring within Generation Income Properties, Inc. (“GIP”).  To say that we’ve been busy is a complete understatement, and I’d like to go over some of the milestones and events that have occurred so far in 2019.

Being one of approximately twenty-four single-tenant REITs (there are office, industrial, retail, hotel, and gaming-focused companies that are now public REITs) gives us the ability to compare ourselves to these peers as well as give you insights as to how we plan to differentiate GIP from the rest of the field. We’ve been able to leverage my sixteen years in the net lease space to provide access to landlords, asset managers and the brokerage community who present assets for inclusion into our portfolio. The name recognition and reputation that GIP brings to the market plus being an SEC Regulation A reporting company since 2015 has generated enough attention where many organizations want to work with us.

With the added responsibilities that are required for our growing company, we’re evolving into a process-oriented organization that follows and is developing protocol guidelines while giving everyone involved the ability to be intelligent, analytical and flexible.  Steve Jobs had a notable quote, “It doesn’t make sense to hire smart people and tell them what to do; we hire smart people so they can tell us what to do.” I especially, appreciate this thought as I remind myself to stay humble and think of the investors and their families as we contemplate major decisions.

When we started GIP, it was truly just an idea - start a publicly traded REIT that focuses on stabilized real estate where population density was a primary underwriting tool and our investment outlook is generational.  We remind ourselves of this philosophy regularly as we have had to say “no” to many assets that “look good on paper” and provide the return that we’re seeking but ultimately do not fulfill the long-term real estate strategy that we have adopted.

It’s important for me to detail some of the assets that we’re working on to add to our portfolio and some of the goals that we’ve set for ourselves in the coming year.

As you know, we own three assets for a total appraised value of roughly $15.5 million, which are comprised of:

•	7-Eleven ground floor retail condominium in Washington, DC,
•	Starbucks in South Tampa, FL,
•	Pratt & Whitney industrial building in Huntsville, AL.

gipreit.com

We currently have two other assets valued at approximately $18.9 million under agreement to be contributed into our portfolio. As you know, we are structured as an UPREIT (Umbrella Partnership Real Estate Investment Partnership), which enables us through our limited partnership subsidiary (the “LP”) to receive contributed real estate assets in exchange for limited partnership units (“LP units”) in the LP. These LP units may eventually be converted into common shares of GIP. GIP’s shareholders benefit from this structure since we don’t have to use cash to obtain these assets for our portfolio. The contributor benefits because the transaction is not a “sale” and therefore they are able, in general terms, to defer what would otherwise be taxable gain until they sell their LP units or exchange them for GIP common shares. The contributors in the two proposed contribution transactions have stated to me that they have no intention of selling and believe this contribution is part of their estate planning. We anticipate the UPREIT assets will be added to the portfolio in the August-September 2019 time frame. The UPREIT assets include:

•	An office building in Norfolk, VA that has two tenants, the General Services Administration (GSA) and an international shipping company. The GSA tenant, which is the Federal Government’s department that handles their leases, is a department related to the United States Military. We like this building’s use because Norfolk has a large government and military presence.

•	An office building in Norfolk, VA that has the PRA Group (NASDAQ: PRA) as its sole tenant. This office building is part of PRA’s corporate headquarters in Norfolk, VA which includes a series of four buildings. Our contribution agreement is for one of the four buildings that house their legal department’s offices as well as their corporate campus’s food service for their employees. Both uses are critical to their operations and we are happy to have the opportunity to own this asset.

We also have two buildings under purchase agreements that total $6.2 million:

•	A Walgreens (NASDAQ: WBA) drug store under a purchase agreement anticipated to close in the August/September 2019 time frame which has a remaining 8-year lease for $4.5 million located in Cocoa, FL with no other drug stores in proximity to this location. We know WBA recently announced it was closing 200 stores out of a total of 10,000 stores in the United States. Because WBA has an investment-grade credit, they will continue to pay on this lease regardless of what occurs. GIP also contemplates such events and acquires property that can be released with other tenants. Therefore, we have confidence in Walgreens as a tenant and the location in which they are currently operating.

•	A building located in North Carolina whose tenant is the GSA for a purchase price of $1.7 million and is slated to close in March 2020.

In all, the above-described assets that we either own or anticipate adding in the near future have an approximate value of $40 million.

gipreit.com

Therefore, while we’re adding assets that fit our business model and will have increased our net asset value (NAV) projection by almost eight times since this point last year (2018) once we close on all of these properties, it begs the question of “where do we go from here?”

Our current shareholders have been very generous with their monetary investments and their patience as we’ve progressed through the challenging environment of regulatory agencies that oversee publicly reporting companies. But now that we have access to new assets, I’m usually asked, “how we’re going to pay for everything.”  Like most other net lease REITs like Realty Income (NYSE: O), we’ll need to continue to raise money as we add more assets to GIP.

As such, my time going forward will be split between raising new equity as well as growing the value of the company. Our immediate fundraising effort will be to raise additional equity by engaging the services of an investment bank that specializes in working with small, public companies that raise equity through their retail broker-dealer network as well as to GIP’s current investors. We eventually want to have enough assets and market capitalization to up-list to the NASDAQ Capital Market.

Although we believe that many of our core investors may not be interested in selling their shares in the near-term, it has always been our goal to have GIP be a publicly listed and traded company. To date, we’re public and listed on the OTCQB, and we are working diligently with the different agencies and companies to have GIP stock become a tradeable security. But since there is not a proven market for our shares, it makes it difficult to show immediate liquidity for our shares as well as determine an accurate price for the shares. This tradeability process is important to the growth of the company, and it is the one aspect of this process that has been the most challenging. However, I am asking for more of your patience as we continue to navigate this multidisciplinary process and work towards achieving another one of our goals.

I appreciate your confidence in me and the company’s direction. We currently intend to continue to update you and the market regularly, and I hope this letter gives you a clearer understanding of GIP and the many factors that we manage to help grow the company.

Thank you.

Dave

gipreit.com